COMPLETION OF FIRST TRANCHE OF 2024 SHARE BUYBACK

UNILEVER PLC

Released 17:57:40 30 August 2024

RNS Number : 4054C
Unilever PLC
30 August 2024

Completion of First Tranche of 2024 Share Buyback Programme

London, 30 August 2024. Unilever PLC announces the completion of the first tranche ("First Tranche") of its share buyback programme of up to €1.5 billion initially announced on 8 February 2024 (the "Programme").

Under the First Tranche which was announced on 17 May 2024, a total of 13,437,701 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €700,101,906.

Further tranches of the Programme will be announced in due course as appropriate.

Please see the total voting rights announcement dated 1 August 2024 for Unilever PLC's latest total voting rights figure published under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.

ENDS

Enquiries

Media:
Unilever Press Office
press-office.london@unilever.com

Investors:
Investor Relations Team investor.relations@unilever.com

About Unilever

Unilever is one of the world's leading suppliers of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream products, with sales in over 190 countries and products used by 3.4 billion people every day. We have 128,000 employees and generated sales of €59.6 billion in 2023.

For more information about Unilever and our brands, please visit www.unilever.com.

Safe Harbour

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995, including with relation to Unilever's share buyback programme, its purpose and timetable. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'seek', 'continue', 'projected', 'estimate', 'achieve' or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current beliefs, expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2023 and the Unilever Annual Report and Accounts 2023 available on our corporate website www.unilever.com.

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